Filed by UMB Financial Corporation

(Commission File No.: 001-38481)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heartland Financial USA, Inc.

(Commission File No.: 001-15393)

The following materials were shared with certain employees of UMB Financial Corporation on April 29, 2024.

HTLF Announcement – UMB Associate Q&A

Update: April 29, 2024

ABOUT THE ANNOUNCEMENT

What have we announced?

•

On April 29, 2024, UMB announced an agreement to acquire Heartland Financial USA, Inc. (HTLF), in an all-stock transaction valued at approximately $2.0 billion. This is the largest acquisition in UMB history. Pending regulatory approval, the sale is expected to close in early 2025.

How will this benefit UMB?

•

This allows UMB to expand our core services in new and existing markets. The combination of the two companies creates a major regional-banking presence that will span a 13-state branch footprint, expanding the Illinois, Colorado, Arizona and Kansas markets, while adding California, Minnesota, New Mexico, Iowa, and Wisconsin to UMB’s existing eight-state footprint.

Who is HTLF?

Like UMB, HTLF is a diversified financial services company that provides consumer, commercial and private wealth banking services. Their headquarters office is in Denver, and they also maintain a significant presence in Dubuque, Iowa. They have branches in Arizona, California, Colorado, Illinois, Iowa, Kansas, Minnesota, Missouri, Montana*, New Mexico, Texas and Wisconsin.

* Note: UMB will not acquire the branches in Montana.

What makes this company so attractive to UMB?

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HTLF met all of our requirements for this type of transaction: strategic alignment, a strong cultural and financial fit and the potential to support future growth of our diversified financial services model. This merger of the two companies strengthens our presence in key growth markets and introduces new markets to our footprint.

•

From an associate perspective, the similarity of our cultures made the potential combination of our companies so compelling. UMB and HTLF have strong cultures where personalized customer service and satisfaction are a top priority. We share similar corporate values and high levels of involvement in the communities we serve.

What banks comprise HTLF?

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The divisions of HTLF include Arizona Bank & Trust, Bank of Blue Valley (Missouri and Kansas), Citywide Banks (Colorado), DB&T (Iowa), First Bank & Trust (Texas), Illinois Bank & Trust, Minnesota Bank & Trust, New Mexico Bank & Trust, Premier Valley Bank (California), Rocky Mountain Bank (Montana)* and Wisconsin Bank & Trust.

* Rocky Mountain bank is not part of the merger with UMB.

INTEGRATION PLANNING AND WHAT’S NEXT

How will the integration process be managed?

•

Now that the announcement has been made, we will begin the integration planning process. Our goal is to determine the best ways to combine our businesses, people and technology. This will involve participation and input from all areas of the company. Teams will be identified to begin work on integration strategies and timelines. During this time, neither company may direct the business activities of the other. We can plan for integration but cannot implement those plans until closing.

Are we allowed to interact with HTLF associates?

•

Until closing, we continue to operate as separate entities. This means we cannot share any competitively sensitive information, including client data. The greatest sensitivities relate to any sharing of customer pricing information.

•

We will begin forming integration teams and will designate who you should contact if you receive a request for information. In the meantime, if you receive any requests for information, please refer these to your LOB leader.

•

Criminal hackers frequently target organizations involved in time-sensitive financial events such as a merger or acquisition. We remind associates to remain extra vigilant when reviewing external emails, phone calls, text messages and other forms of online communications before clicking any links or opening attachments. Info security is working to implement a unique email banner for legitimate HTLF emails. More information about this will be provided soon.

•	Please familiarize yourself with the rules of engagement (do’s and don’ts) related to this transaction, which are available on The Vault.

When will the sale be finalized?

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The transaction is pending regulatory approval, which is required before the sale can close. After receiving regulatory approval, we anticipate closing in early 2025. Until the sale is finalized, neither company’s operations will change.

Will the HTLF banks change their names to UMB Bank?

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Over time and after close, we will establish one bank brand where the HTLF banks will become UMB Bank. The benefits of one go-to-market name are numerous and will help alleviate customer confusion while achieving greater brand awareness in our markets. This will be a phased approach after close, the timing of which is to be determined.

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What immediate changes can be expected?

•	No changes will occur at this time. Until the transaction is officially closed, both companies will operate independently of each other as normal.

What happens after closing?

•

UMB will partner with its new associates to ensure a smooth transition and onboarding experience for them and their customers. We will implement integration plans and begin the process of joining the two companies.

ASSOCIATE CONSIDERATIONS

What does this mean for UMB associates and HTLF associates?

•

For UMB associates, this is an opportunity to learn from another great company with exceptional talent, expanding your UMB network and knowledge to states beyond our current footprint. This is also an opportunity for us to live our vision – demonstrating TUCE in every interaction as we grow our company and customer base.

•

For HTLF associates, we recognize this is a big change. We are excited about meeting and welcoming our counterparts, sharing the way we work and our approach to TUCE with them. We look forward to the experience of building our teams together after the sale is closed, and leveraging the synergies across job types and career aspirations for our new associates.

Will all HTLF associates join UMB?

•

Between the announcement of the sale and the close of the sale, extensive research will be undertaken to understand the optimal staffing model. Until that process is complete, it is too soon to know how staffing levels will be impacted. We intend to minimize negative outcomes for HTLF associates.

•

No changes to HTLF leadership will take place at the time of the announcement, and we will continue to leverage input from the HTLF leadership team as we plan for integration. In addition, five HTLF board members will join the UMB board of directors.

CUSTOMER COMMUNICATION

What do we say to UMB customers?

•

As stated above, it’s business as usual. Nothing changes for UMB customers or for HTLF customers until after the acquisition closes in early 2025. If any customer expresses a concern, please refer them to your manager.

When will UMB communicate to HTLF customers?

•	Once the transaction receives regulatory approval, we will communicate with them as we approach the transition. Until the deal is approved, UMB and HTLF remain and operate as independent companies.

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ADDITIONAL INFORMATION

Vault hub for information

•	A dedicated page of The Vault will provide information and updates as we move through integration planning and then after regulatory approval and close of the transaction.

Where can I learn more about HTLF?

•	Go to https://www.htlf.com/ to learn about the company, including its mission and values.

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Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual

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results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm ), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm ), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB

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common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February  22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm ), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm ). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm ) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm ). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

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